November 11, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated November 11, 1997 of
Imo Industries Inc. and are in agreement with the statements contained in the first and third paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

                                   /s/ Ernst & Young LLP